Pricing Term Sheet
Filed Pursuant to Rule 433(d)
Registration Statement No. 333-222430
August 7, 2019

Issuer:	Wisconsin Public Service Corporation
Security:	Senior Notes, 3.30% Series Due September 1, 2049
Principal Amount:	$300,000,000
Maturity:	September 1, 2049
Coupon:	3.30%
Initial Price to Public:	99.885% per Senior Note
Yield to Maturity:	3.306%
Spread to Benchmark Treasury:	+112 basis points
Benchmark Treasury:	UST 3.00% due February 15, 2049
Benchmark Treasury Yield:	2.186%
Interest Payment Dates:	March 1 and September 1, commencing March 1, 2020
Redemption Provisions:	The Senior Notes will be redeemable at any time prior to March 1, 2049 (the Early Call Date), in whole or in part from time to time, at the option of the Issuer, at a “make-whole” redemption price equal to the greater of (i) 100% of the principal amount of the Senior Notes being redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Senior Notes being redeemed that would be due if such Senior Notes matured on the Early Call Date but for the redemption (exclusive of interest accrued to the date of redemption), discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, as defined in the preliminary prospectus supplement of the Issuer dated the date hereof, plus 20 basis points, plus in each case accrued and unpaid interest to, but not including, the redemption date. At any time on or after the Early Call Date, the Senior Notes may be redeemed, in whole or in part from time to time, at 100% of the principal amount of the Senior Notes being redeemed plus accrued and unpaid interest to, but not including, the redemption date.
Trade Date:	August 7, 2019
Expected Settlement Date:	August 14, 2019 (T+5)
Expected Ratings:* (Moody’s/S&P/Fitch)	A2 (Stable)/A- (Stable)/A+ (Stable)
CUSIP/ISIN:	976843 BM3 / US976843BM39
Joint Book-Running Managers:	BofA Securities, Inc.
MUFG Securities Americas Inc.
PNC Capital Markets LLC
Wells Fargo Securities, LLC

Co-Managers:	Blaylock Van, LLC
Evercore Group L.L.C.
The Williams Capital Group, L.P.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, MUFG Securities Americas Inc. toll free at 1-877-649-6848, PNC Capital Markets, LLC toll-free at 1-855-881-0697 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.